CONFIDENTIAL FOR INFORMATION OF SEC STAFF ONLY Confidential Treatment Requested by Intel Corporation Pursuant to 17 C.F.R. § 200.83 For a Portion of This Letter Described Below

April 23, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 6010
Washington, D.C.  20549
Attn:  Amanda Ravitz, Assistant Director

Re:	Intel Corporation Form 10-K for the Year Ended December 29, 2012 Filed February 19, 2013 File No. 000-06217

 Dear Ms. Ravitz,

We have received your comment letter dated March 29, 2013, and the following are our responses to your comments.  For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below.  We request that these portions, as indicated by **, be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause Intel competitive harm.  In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment.  Please address any notification of a request for access to such documents to the undersigned with a copy to Cary Klafter, Vice President, Corporate Legal and Corporate Secretary, Intel Corporation, 2200 Mission College Blvd., mail stop RNB4-151, Santa Clara, CA  95054.

Form 10-K for the Fiscal Year Ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

Comment No. 1

Results of Operations, page 30
We note that the percentage changes to average selling price and volume for your year ended December 31, 2011 disclosed on page 30 differ from the percentage changes included in your response letter dated April 18, 2012. Please tell us the reasons for these differences. Also, if the percentage changes related to your consolidated revenue are now different, please tell us the reasons why the percentage changes for your segments are the same.

Response to Comment No. 1

The percentage changes to average selling prices and unit sales in our response letter dated April 18, 2012 were related to our consolidated platform revenue and therefore included our reportable segments PC Client Group (PCCG) and Data Center Group (DCG) as well as our non-reportable other Intel architecture (other IA) operating segments.   When we implemented the expanded disclosures described in our April 18, 2012 letter, beginning with our Form 10-Q for the quarter ended June 30, 2012, we determined it more meaningful to analyze changes in average selling prices and units based upon our reportable segments, and accordingly set forth information on the effect of higher average selling prices on PCCG and DCG platform revenue.

This is consistent with our CFO commentary that is published with our quarterly earnings report.  In addition, it is also consistent with our expanded results of operations disclosures by operating segment as we disclose percentage changes to platform average selling prices and unit sales within our reportable segments.  Management believes that analyzing changes in average selling prices and units based upon our reportable segments provides the most meaningful basis to measure the results of our consolidated traditional businesses because these segments generated over 84% of our revenue and all of our operating profit in all periods presented in our Form 10-K for the fiscal year ended December 29, 2012.  We also continue to analyze identifiable qualitative and quantitative business drivers within our non-reportable other IA operating segments, and provide appropriate disclosure of such factors when determinable and meaningful to an understanding of the aggregated operating segments.

Comment No. 2

Data Center Group, page 32
Please tell us, and revise future filings to clarify, the reasons underlying the material changes to the line items you disclose. For example, your disclosure indicates that DCG revenue increases resulted from higher average selling prices attributable to a “richer mix of products sold.” However, it is unclear from your disclosure how the mix of products you sold in 2012 differed from the mix you sold in 2011.

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

Response to Comment No. 2

As part of our regular annual product introductions, we launched a new generation of platforms in 2012.   These platforms provided our customers with a significant increase in performance and energy efficiency relative to previous generations and competitive offerings. Based on those performance advantages, customers purchased on average higher price point platforms in 2012 compared to 2011. Our platform average selling prices benefitted as a result.  Given the frequency of new platform introductions that are generally price point replacements, our financial systems do not systematically track and senior finance management does not review or analyze revenue for each generation of platforms. Therefore we are unable to quantify how much of the increase in average selling prices is related to our new platform offering versus other market conditions. We will refine our discussion and analysis in future filings to state, where appropriate, that “our platform average selling prices benefitted from the launch of our next generation server platforms, which provided our customers with a significant increase in performance and energy efficiency.”

When assessing the material changes in revenue we also look at the significant market segments that DCG serves and discuss the trends we observe in those market segments. These significant market segments include the enterprise, high performance computing, and cloud computing market segments. We identified the market segments that drove volume changes between 2011 and 2012 and will continue to do so in future filings.

We did not identify any additional reasons underlying the material drivers in our revenue and operating income line items.

Comment No. 3

Data Center Group, page 32
We note that you refer to a “mix of products” within your DCG segment, which implies that you sell more than one type of product, while your response letters to us dated April 18 and May 15, 2012 state that “our platforms are a single class of products.” Please explain the reason for this difference.

Response to Comment No. 3

A platform is comprised of one or more microprocessors and other components to offer different platform configurations.  A microprocessor can have multiple independent central processing units on an individual chip referred to as cores.  A central processing unit processes system data and controls the devices in a system: it is the brains of a computer system.  Substantially all of our platforms, from a revenue perspective, are based upon one single microprocessor architecture design.  Said another way, the architecture of a microprocessor used to address the enterprise market segment within DCG is the same architecture as a microprocessor used to address the cloud computing market segment within DCG.  Because of these characteristics, our platforms make up a single class of products. Our platforms address different market segments primarily by varying the number of cores and other components.  Within DCG, we sell platform variations ranging from two cores up to ten

United States Securities and Exchange Commission Division of Corporate Finance April 23, 2013 Page 4	** Confidential Treatment Request Pursuant to 17 CFR § 200.83 by Intel Corporation

cores. The prices for our platforms vary accordingly.  When we refer to “mix of products”, we are referring to the platform variations ranging from two to ten cores that are based on the same microprocessor architecture.

Our platforms can be analogized to an automobile.  The price of an automobile can vary significantly depending on the engine’s horsepower, and whether the consumer chooses a navigation system, leather seats, automatic transmission, etc.  We believe our single microprocessor architecture is analogous to the automobile, the number of cores on an individual microprocessor is analogous to the engine’s horsepower, and the other components that enhance the functionality and performance are analogous to the navigation system, leather seats, automatic transmission, etc. The variance in the pricing and features does not determine whether each product is a separate class of products.

Comment No. 4

Liquidity and Capital Resources, page 35
We note from page 88 that at December 29, 2012, you held a cumulative total of $20.1 billion of undistributed earnings and basis differences of investments in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents, short-term investments and trading assets totaled $18.2 billion at that date, please tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 29, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

Response to Comment No. 4

As of December 29, 2012, $[**] billion of the $18.2 billion of cash and cash equivalents, short-term investments and trading assets is held by our foreign subsidiaries.  Included in the $[**] billion held by foreign subsidiaries is $[**] billion held by foreign subsidiaries for which earnings have been indefinitely reinvested and, therefore, no U.S. current or deferred taxes have been accrued and is earmarked for near-term investment in our operations outside the U.S. and future acquisitions. The remaining $[**] billion of the $[**] billion held by foreign subsidiaries has not been indefinitely reinvested and is generally available for use in the U.S. without incurring additional U.S. income taxes in excess of the amounts already accrued in our financial statements as of December 29, 2012.

Comment No. 5

Liquidity and Capital Resources, page 35
Further, as we note from pages 20 and 94 that the majority of your operations, your wafer fabrication activities and your property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

Response to Comment No. 5

In connection with the preparation of our 2012 Form 10-K, we considered the guidance in Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350, which requires us to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in a material way. We did not disclose the amount of cash and cash equivalents, short-term investments and trading assets held outside of the U.S. because we determined it is not material to an understanding of our liquidity and capital positions.

We disclose in the Liquidity and Capital Resources section of our Management’s Discussion of Financial Condition and Results of Operations (pages 35 through 38) of our 2012 Form 10-K that cash generated by operations is our primary source of liquidity.  Consistent with the location of our significant wafer fabrication activities and our property, plant and equipment in the U.S., a majority of our income before taxes as well as cash generated by operations is from the U.S.   We respectfully refer you to Note 26 on page 87 for our disclosure of U.S. and non-U.S. income before taxes which shows that a majority of our earnings are also in the U.S.  While our non- U.S. subsidiaries do generate cash from operations, the U.S. sources of liquidity and cash generated from operations make up the majority of our overall liquidity sources and are sufficient to meet our business requirements in the U.S. including capital expenditures, working capital requirements; and potential dividends, common stock repurchases, and U.S.-based acquisitions or strategic investments.  Given the U.S. sources of our liquidity, and the fact (as discussed in response to Comment No. 4) that more than half of our cash and cash equivalents, short-term investments and trading assets were held in the U.S. or were available for use in the U.S. without incurring additional U.S. income taxes in excess of the amounts already accrued in our financial statements, we do not believe that the disclosure of the amounts of cash and cash equivalents as well as liquid investments that are not available for use in the U.S. as of December 29, 2012 is material to an understanding of our liquidity and capital resources.  We will continue to monitor on a quarterly basis the impact the amounts held by foreign subsidiaries has upon our liquidity and capital resources and will disclose such amounts in our future filings to the extent it becomes material to an understanding of our liquidity and capital resources.

As discussed in our response to Comment No. 4, it is our intent to indefinitely reinvest certain amounts of cash, cash equivalents, short-term investments and trading assets held by our foreign subsidiaries as of December 29, 2012 to fund investment in our non-U.S. business as discussed above.  It is impractical for us to compute the amount by which our income tax liability would increase if we were to undertake a hypothetical repatriation of some or all of these amounts, because there is a great deal of uncertainty with respect to determining the income tax consequences due to the various possible scenarios to achieve repatriation with different potential tax results; the complexity of computations; and level of assumptions needed for the computation.  However, as discussed above, our U.S. sources of cash and liquidity are sufficient to meet our business needs in the U.S. and our current plans for our U.S. operations do not demonstrate a need to repatriate the funds we have designated as indefinitely reinvested outside the U.S.

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

Unless cash, cash equivalents, short-term investments and trading assets held by our foreign subsidiaries becomes material to an understanding of our liquidity and capital resources, we propose to include the following disclosure in subsequent Management’s Discussion of Financial Condition and Results of Operations:

“While we have sources of cash that provide liquidity outside the U.S., our U.S. sources of cash and liquidity are sufficient to meet our business needs in the U.S. and our current plans do not demonstrate a need to repatriate the funds we have designated as indefinitely reinvested outside the U.S.  Under current tax laws, should our plans change and we were to choose to repatriate some or all of these undistributed earnings and other basis differences, such amounts would be subject to U.S. income taxes and applicable non-U.S. income and withholding taxes.”

Item 8. Financial Statements

Comment No. 6

Note 6. Available-for-Sale Investments and Cash Equivalents, page 59
We note your agreements with ASML regarding the purchase of equity securities, research and development funding, advance purchase orders and purchase credits. Please summarize for us the significant terms of the agreements and explain how you are accounting for them. Cite the accounting literature on which you are relying in accounting for each component of the agreements.

Response to Comment No. 6

Intel’s agreements with ASML Holding N.V. (ASML) include four elements:
•	Purchase of equity securities
•	Research and development funding
•	Tool purchase commitments & credits for late shipment of tools
•	Tool credits for early purchase commitments

Given that Intel entered into these agreements with ASML at or near the same time, we evaluated all the contracts together as a single arrangement analogizing to ASC 605-25 in considering whether there are one or more units of accounting.

Only the purchase of ASML equity securities occurred prior to our year end and was therefore included in our Consolidated Financial Statements on Form 10-K for the fiscal year ended December 29, 2012.  The other elements were not applicable prior to that time and accordingly had not triggered accounting recognition.

Purchase of Equity Securities
•	Intel acquired 62,977,877 common shares of ASML for approximately €2.5 billion.
•	The purchase price was based on the average market price for the 20 trading days prior to July 7th 2012.

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

•	Our investment represented 12.71% of ASML’s issued and outstanding common shares, as of the date of purchase.
•	Intel may not vote the shares or sell them for a specified period, subject to certain exceptions.

We applied ASC 820, Fair Value Measurement (ASC 820) to the equity purchase.  The purchase price terms, including the average market price for the 20 trading days prior to the purchase, are customary for large transactions involving new share issuances of publicly traded stock; thus we determined the shares were purchased at fair market value.  The voting and transfer restrictions placed on the securities do not transfer to other market participants upon a sale or transfer of the securities by Intel and, therefore, were not considered in the determination of fair value, in accordance with ASC 820.  As a result, the €2.5 billion purchase price of the equity securities was determined to be at fair value and allocated to the investment in ASML with no value from the equity purchase attributed to the other elements of the arrangement.

Our investment in ASML was recorded at cost and classified as available-for-sale securities, in accordance with ASC 320, Investment – Debt and Equity Securities (ASC 320), during the third quarter of 2012.  The investment is remeasured at fair value each period, with changes in unrealized gains and losses, net of tax, recognized in accumulated other comprehensive income (loss).

Research and Development Funding
•	Intel will provide research and development (R&D) funding totaling €829 million over five years.
•	Payments are made quarterly, starting in 2013, on condition that ASML meets agreed upon milestones.

The €829 million will be allocated between R&D funding and tool credits, based upon their relative fair values, in accordance with ASC 820.  Because ASML’s R&D services are expected to have standalone value to both Intel and/or a market participant, we determined they represented a separate unit of account and the amount remaining after allocation to the tool credits will be based on our best estimate of the fair market value for the R&D services.  Payments commence in 2013 and the portion allocated to R&D funding from each payment will be recognized as R&D expense, in accordance with ASC 730, Research and Development (ASC 730).  The portion from each payment related to the tool credits will be capitalized, as discussed in our response to Comment No. 7.

Tool Purchase Commitments & Credits for Late Shipment of Tools
•
We committed to future purchases of a specified number of EUV (extreme ultra-violet) production tools and a specified number of 450mm production tools, with the option to purchase an additional specified number of 450mm production tools.

•	Tool pricing will be at fair market value.
•	ASML provided us with tool credits (discussed in our response to Comment No. 7).
•	Additional tool credits will be provided by ASML for delivery delays on the EUV or 450mm production tools.

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

A liability was not recognized for the future tool purchase commitment, in accordance with Concept Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) (CON 6).  In addition, no asset was recognized for the tool credits related to delivery delays, in accordance with ASC 450, Contingencies (ASC 450).

The advanced purchase order and tool credits for delivery delays are considered a single element and have been negotiated at market rates.  As such, no portion of the consideration was allocated to this element, in accordance with ASC 820.

Tool Credits for Early Purchase Commitments

The accounting for the purchase tool credits is addressed in our response to Comment No. 7.

Comment No. 7

Note 6. Available-for-Sale Investments and Cash Equivalents, page 59
Clearly describe to us the credits you will receive to be applied to future tool purchases from ASML. Clarify whether these credits can be applied against any future tool purchases or only against purchases of a particular product.

Response to Comment No. 7

In exchange for the future purchase commitment, ASML provided us with:
•	Tool credits to be first applied toward the purchase of 450mm production and EUV tools.
•	If ASML is unable to provide production tools according to the delivery schedule, the credits may be applied towards any tools manufactured by ASML.
•	As a result, we will be able to realize the benefit of the tool credits.

A portion of the consideration will be allocated to the fair value of the tool credits, in accordance with ASC 820, based upon the tool credits’ stated contractual amount.  As payments to ASML begin in 2013, the portion allocated to the tool credits will be capitalized as an asset if it is probable that they will result in future economic benefit to Intel, in accordance with CON 6.  The tool credits will be accounted for as a long-term prepaid asset, in accordance with ASC 360, Property, Plant and Equipment (ASC 360) and will be reclassified to Property, Plant and Equipment as we purchase the tools.

United States Securities and Exchange Commission
Division of Corporate Finance
April 23, 2013

**********

As requested by the staff, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments, and where indicated above, will be incorporating disclosure in future filings.  If you have further comments that you would like to have addressed prior to that filing, please let us know.  If you have any questions, you may contact Kevin McBride, External Reporting Controller at (971) 226-3987 or Ronald Mueller at Gibson, Dunn & Crutcher, at (202) 955-8671.

Sincerely,

/s/ Stacy J. Smith
Stacy J. Smith
Executive Vice President, Chief Financial Officer, Director of Corporate Strategy, and Principal Accounting Officer
Intel Corporation

cc:	Audit Committee of the Board of Directors of Intel Corporation
Cary Klafter, Vice President, Corporate Legal and Corporate Secretary